Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Broadband Corporation:

We consent to the use of our reports dated February 17, 2017, with respect to the consolidated balance sheets of Liberty Broadband Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus on Form S-4/A.

/s/ KPMG LLP

Denver, Colorado
October 20, 2017